Exhibit 99.1

Ondas Holdings Reports Third Quarter 2022 Financial and Operational Results

Ondas Networks will begin delivering on an initial volume order from Siemens Q4 2022

Ondas Networks received first initial volume order for a major Asian railway with multi-year delivery from Siemens

American Robotics partners with ICI to further develop fugitive gas emissions detection solution for Oil & Gas customers

Airobotics acquisition on track to close Q1 2023

Secured $30.0 million in growth capital via a convertible notes offering

Conference call scheduled for today at 8:30 a.m. ET

Waltham, MA – November 14, 2022 – Ondas Holdings Inc. (Nasdaq: ONDS) (“Ondas” or the “Company”), a leading provider of private wireless, drone and automated data solutions through its wholly owned subsidiaries, Ondas Networks Inc. (“Ondas Networks”) and American Robotics, Inc. (“American Robotics” or “AR”), reported financial and operating results for the third quarter ended September 30, 2022.

“We continued to make progress in advancing the adoption of our industrial technology platforms at Ondas Networks and American Robotics,” said Eric Brock, Ondas’ Chairman and CEO. “As we look to close out 2022, we have built momentum with customers that we expect to lead to revenue growth beginning in 2023. We believe the revenue ramp will begin at Ondas Networks where the initial volume order we announced from Siemens in August marks the start of a multi-year rollout of our “dot16” compliant wireless connectivity platform with the Class I Railroads. In addition, our announcement today of the Siemens order for a major Asian railway demonstrates the global opportunity for our FullMAX technology. We are now scaling production to fulfill these orders while continuing to work with Siemens and our rail customers to expand the order book for 2023.

“At American Robotics, we recently announced a partnership with Infrared Cameras Inc. (ICI) to develop data-intensive inspection solutions for fugitive emissions detection in oil & gas operations. We believe this partnership will be instrumental in accelerating the development of a critical solution that caters to our core customers. Our ongoing development, with a targeted group of customers in the field and on the product roadmap, continues as we identify and define the scalable data solutions necessary to enable the eventual wide-scale fleet adoption of Scout Systems in critical industrial markets.

“We remain excited about our upcoming acquisition of Airobotics, which was announced in August. The opportunity ahead with Airobotics was demonstrated last week with their announcement of a landmark purchase order from a UAE government agency for the initial deployment of a planned, city-wide fleet of autonomous drones. We believe this urban infrastructure deployment is the first of its kind, highlighting the growth opportunity ahead for Ondas’ drone platforms. With integration plans for Airobotics advancing, we believe the combined company will allow us to target larger and more immediate revenue opportunities, while also providing the benefit of more efficient investments in product development and customer service capabilities. The Airobotics acquisition is expected to close in the first quarter of 2023, and we anticipate holding an analyst day shortly thereafter to outline the business plan for the company.

“Lastly, we raised $30.0 million in gross proceeds via a convertible notes offering, which closed on October 28th. This funding enables us to continue to execute our ambitious growth plan.”

Third Quarter 2022 and Recent Highlights – Ondas Networks

●	Commenced scaling production to deliver on volume purchase order that was announced in August 2022 from Siemens for 900 MHz network in North America.

●	Secured new initial volume purchase order from Siemens for multi-year delivery program for major Asian railway operator.

●	Received new order from a global defense contractor for our Integrated Coastal Surveillance System (ICSS) to be delivered to a sovereign nation in Asia.

●	Received government authorization to sell 900 MHz ATCS products in Canada.

●	Transferred the Rail Lab from Ondas Networks headquarters in Sunnyvale, California to MxV Rail’s headquarters in Pueblo, Colorado to support ongoing 802.16 standardization.

●	Furthered integration and standardization of Ondas Networks radios into American Robotics Terrestrial Acoustic Sensor Array (TASA) detect-and-avoid system, including securing FCC site-based licenses for specific locations in California, Massachusetts, Kansas and Louisiana.

●	International launch of Siemens and Ondas products at InnoTrans in Berlin in September.

Stewart Kantor, Ondas Networks Founder and President, commented: “Our position in the global rail sector continues to strengthen led by the engagement we are seeing with the Class I railroads in adopting our dot16 compliant FullMAX wireless platform. We are now scaling production to fulfill the volume purchase order we received from Siemens in the third quarter, while we work in parallel to secure wider commercial deployments in 900 MHz across all Class I rails in North American. Today, we are also announcing that we have received our first volume order from Siemens for a multi-year delivery program for a major Asian railway operator. This is further evidence of the strong worldwide demand for our products in the rail market and the strength of our ongoing partnership with Siemens.

“We have continued expanding upon our commercial strategy in developing additional revenue streams for our platform outside of the North American rail industry. In the third quarter, we received a new order for our ICSS system, previously deployed in the Caribbean, for a global defense contractor to implement in Asia. This order is part of a multi-system rollout, beginning in the fourth quarter, and validates our platform as an increasingly relevant solution for global homeland security markets. We also successfully held our joint international launch of Siemens and Ondas products at InnoTrans in Berlin. This launch helped us generate attention from the international transportation community, and we are excited to continue our work with Siemens to develop and promote our products.

“We are focused on growing our bookings, expanding our platform capabilities with additional development programs for new and emerging use cases, and deepening the existing relationships we have with our customers. We expect to begin fulfilling the initial product orders starting in the fourth quarter of 2022 and expect the bulk of the order to be fulfilled in the first half of 2023.”

Third Quarter 2022 and Recent Highlights – American Robotics (AR)

●	Entered into a definitive acquisition agreement to acquire Airobotics, a leading Israeli developer of autonomous unmanned aircraft systems and automated data analysis and visualization platforms, on August 4, 2022.

●	Announced strategic technology partnership with ICI, which will enhance American Robotics’ autonomous drone platform with sensors to detect methane leaks.

●	Received purchase order from new leading oil & gas company to deploy Scout Systems in the Permian Basin.

●	Received FAA Exemption permitting wide-scale commercial operations of our autonomous Scout System.

●	Received FAA Waiver for expanded Automated BVLOS operations, unlocking inspection opportunities over large industrial sites and linear assets.

●	Received FAA Waiver permitting automated BVLOS operations at two new customer sites located in Texas.

●	Delivered new high-resolution RGB, thermal payloads and analytics features to Oil & Gas customers to further enable efficiencies in inspection processes.

●	Acquired the assets of Field of View LLC enhancing our capabilities to integrate new, industrial payloads with the Scout System to meet product development requirements for customers.

●	Manufactured six Scout System units in Q3, 2022, with plans to have a total of 35 systems manufactured by the end of Q2 2023.

Reese Mozer, CEO and Co-Founder of American Robotics commented: “We continue to execute our business plan, enhancing the Scout System to better service our customers in the oil & gas industry and driving new long-term partnerships ripe with potential for larger fleet deployments. We announced the signing of a new oil & gas customer and have now secured purchase orders for twelve Scout Systems from a total of six customers. Customer demand remains strong, though we are remaining disciplined and selective with customers to better define, develop, and deliver scalable data solutions and drive long-term fleet deployments.

“We broadened our regulatory leadership through our landmark FAA approvals, permitting expanded commercial and autonomous operations in the United States. In partnership with our customers, we’ve continued to invest in valuable new payloads and AI-powered analytics that we believe have broad market applicability. Thus far, we have announced two of these new features and have a backlog of additional new payload and analytics that we are excited to share in the coming quarters. The ICI partnership to develop gas emissions inspection capabilities we announced last week reflects the growing ecosystem around our Scout System platform.

“In recent years, the focus at both American Robotics and Airobotics was on identifying product-market fit for the autonomous drone platforms. We believe we have found that fit with American Robotics finding its primary success within the oil & gas and construction bulk materials markets, and Airobotics in the initial stages of launching fleet deployments for smart city and public safety applications. We are in the early stages of what we believe to be a $100 billion global market opportunity in providing automated inspection, data collection and security services across many critical industrial and government sectors.

“We anticipate an increase in revenue at American Robotics drone platforms as we transition the first set of early adopters to fleets of autonomous drone systems. In anticipation of this, we are continuing to manufacture new Scout System™ units and preparing our operations teams to support these deliveries. We also expect to support plans for Airobotics to similarly build inventory of the Optimus drone platform for known customer opportunities we expect to generate in the United States. Additionally, at American Robotics, we will be standing up an expanded remote-operations control center to oversee our nationwide deployments further preparing our operations for widespread adoption of our platform. We are excited to continue working with our customers to enable long-term fleet adoptions.”

Third Quarter 2022 Financial Results

Revenues increased to $0.6 million for the three months ended September 30, 2022, compared to $0.3 million for the three months ended September 30, 2021. The increase in revenue was the result of higher product, product development and services revenues at Ondas Networks compared to the prior year when this segment was performing significant development work.

Gross profit increased to $0.4 million for the three months ended September 30, 2022, compared to $13,600 for the three months ended September 30, 2021. Gross margin improved significantly to 63.2% for the three months ended September 30, 2022, compared to 4.8% in the prior year period. The margin improvement is primarily due to a larger proportion of high margin product sales in the revenue mix and a decline in development costs.

Operating expenses increased to $13.9 million for the three months ended September 30, 2022, as compared to $4.9 million in three months ended September 30, 2021. The increase in operating expenses was primarily due to investments at both American Robotics and Ondas Networks, as well as the transaction expenses related to the acquisition of Airobotics. Operating expenses during the period included $1.5 million in stock-based compensation and $1.3 million in depreciation and amortization, or a total of $2.8 million of non-cash expenses. Operating expenses also included approximately $1.7 million in professional and advisory fees related to the Airobotics acquisition, which we consider non-recurring. Additionally, the prior year period did not include a full quarter of expenses related to American Robotics, which was acquired on August 5, 2021. Excluding non-cash expenses and non-recurring professional fees related to the Airobotics transaction, operating expenses were equal to approximately $9.5 million, which were higher than expected due to accelerated spending on customer related activity at American Robotics.

The Company realized an operating loss of $13.5 million for the three months ended September 30, 2022, compared to a loss of $4.9 million for the three months ended September 30, 2020.  The difference was driven primarily by increased investments in operations at Ondas Networks due to the anticipation of product orders, and added operating expenses of American Robotics, acquired in August of 2021.

Net loss was $13.6 million for the three months ended September 2022, as compared to a net loss of $4.9 million in the three months ended September 30, 2021.  Net loss was higher primarily due to the aforementioned expenses at Ondas Networks and American Robotics.

The Company held cash and cash equivalents of $15.3 million as of September 30, 2022, compared to $28.0 million as of June 30, 2022. The Company raised $30.0 million in gross proceeds from a convertible notes offering on October 28, 2022. Adjusted for the net proceeds of the convertible notes offering, pro forma cash balances where $43.0 million as of September 30, 2022.

Financial and Operational Outlook for the Fourth Quarter 2022

Ondas Networks continues to expect wide-scale adoption of its FullMAX wireless platform in the coming years starting with the greenfield 900 MHz network for the Class I Railroads in North America and then broadening to other critical networks in global rail markets. While the Company expects additional product orders and new product development programs in the fourth quarter of 2022 and a large increase in 2023, Ondas Networks visibility on timing and dollar volume of those orders is limited and the company is revising its prior goals. Ondas Networks now expects at least $8.0 million in total new bookings for the full year 2022.

In the fourth quarter of 2022, the Company is beginning to fulfill the initial volume order from Siemens. Ondas Networks expects the bulk of that order to be shipped in 2023 given lead times to ramp production and the tight supply chain for certain components. As Ondas Networks delivers initial volume orders in the fourth quarter and customers begin to deploy commercial networks, the Company expects both initial deployment customers to provide follow-up orders and for broader adoption via additional Class I Railroads beginning launch activities.

At American Robotics, the Company expects to continue to selectively add additional customers for the Scout System™ and will continue to build inventory to meet anticipated customer demand into 2023. Scout System™ deployments will focus on a select group of blue-chip customers in the oil & gas, mining, bulk materials, and rail sectors. Over the last twelve months American Robotics has added headcount to scale engineering and field service operations and to create the level of capacity required to handle expanded drone deployments with customers. AR expects that growth in headcount to moderate as it enters 2023. American Robotics continues to expect fleet orders with its existing customers, though it’s more likely that those orders are secured in 2023, as opposed to Q4 2022 as it previously targeted, primarily due to extended timelines associated with customer-requested payload integrations.

The Company expects cash operating expenses to remain roughly flat at $9.5 million in the fourth quarter, versus the prior quarter for Ondas Holdings, Ondas Networks and American Robotics, excluding professional fees and other expenses related to both the Convertible Note offering and the Airobotics acquisition.

The Company expects bookings and revenue growth to fluctuate from quarter-to-quarter given the timing of development activity in front of the targeted commercial rollout for the Rail 900 MHz network, current and expected development projects planned with Siemens Mobility and Rail customers and the integration and scaling of American Robotics and Airobotics businesses after closing the acquisition.

Earnings Conference Call & Audio Webcast Details

An earnings conference call is scheduled for today (November 14, 2022) at 8:30 a.m. Eastern Time (5:30 a.m. Pacific Time). Investors may access a live webcast of the earnings conference call via the “News / Events” page of the Company’s Investor Relations website at https://ir.ondas.com. Following the presentation, a replay of the webcast will be available for 30 days in the same location of the Company’s website.

Live Listen Only Webcast	Webcast Here
Participant Dial In (toll free)	844-883-3907
Participant Dial In (International)	412-317-5798
Participant Call Pre-Registration	Pre-Register Here

About Ondas Holdings Inc.

Ondas Holdings Inc. (“Ondas”) is a leading provider of private wireless, drone and automated data solutions through its wholly owned subsidiaries Ondas Networks Inc. (“Ondas Networks”) and American Robotics, Inc. (“American Robotics” or “AR”). Ondas Networks is a developer of proprietary, software-based wireless broadband technology for large established and emerging industrial markets. Ondas Networks’ standards-based (802.16s), multi-patented, software-defined radio FullMAX platform enables Mission-Critical IoT (MC-IoT) applications by overcoming the bandwidth limitations of today’s legacy private licensed wireless networks. Ondas Networks’ customer end markets include railroads, utilities, oil and gas, transportation, aviation (including drone operators) and government entities whose demands span a wide range of mission critical applications. American Robotics designs, develops, and markets industrial drone solutions for rugged, real-world environments. AR’s Scout System™ is a highly automated, AI-powered drone system capable of continuous, remote operation and is marketed as a “drone-in-a-box” turnkey data solution service under a Robot-as-a-Service (RAAS) business model. The Scout System™ is the first drone system approved by the Federal Aviation Administration for automated operation beyond-visual-line-of-sight (BVLOS) without a human operator on-site. Ondas Networks and American Robotics together provide users in rail, agriculture, utilities and critical infrastructure markets with improved connectivity and data collection capabilities.

For additional information on Ondas Networks and Ondas Holdings, visit www.ondas.com or follow Ondas Networks on Twitter and LinkedIn. For additional information on American Robotics, visit www.american-robotics.com or follow American Robotics on Twitter and LinkedIn.

Information on our websites and social media platforms is not incorporated by reference in this release or in any of our filings with the U.S. Securities and Exchange Commission.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Important Additional Information Will be Filed with the SEC

On September 22, 2022, Ondas filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4, as amended on November 3, 2022, which includes a prospectus of Ondas, and is subject to review by the SEC. INVESTORS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ONDAS, AIROBOTICS, THE PROPOSED ACQUISITION AND RELATED MATTERS. Investors will be able to obtain free copies of the registration statement and other documents filed with the SEC through the website maintained by the SEC at www.sec.gov and on Ondas’ website at https://ir.ondas.com.

Forward-Looking Statements

Statements made in this release that are not statements of historical or current facts are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including statements related to our financial and operational outlook and expected timing and benefits of the acquisition of Airobotics. We caution readers that forward-looking statements are predictions based on our current expectations about future events. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Our actual results, performance, or achievements could differ materially from those expressed or implied by the forward-looking statements as a result of a number of factors, including the risks discussed under the heading “Risk Factors” discussed under the caption “Item 1A. Risk Factors” in Part I of our most recent Annual Report on Form 10-K or any updates discussed under the caption “Item 1A. Risk Factors” in Part II of our Quarterly Reports on Form 10-Q and in our other filings with the SEC. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise that occur after that date, except as required by law.

Company Contact:

Derek Reisfield, President and CFO

Ondas Holdings Inc.

888-350-9994 x1019

ir@ondas.com

Investor Relations Contact:

Cody Cree and Matt Glover

Gateway Group, Inc.

949-574-3860

ONDS@gatewayir.com

ONDAS HOLDINGS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2022	2021
	(Unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$15,283,557	$40,815,123
Accounts receivable, net	821,159	1,213,195
Inventory, net	1,431,816	1,178,345
Other current assets	1,643,969	1,449,610
Total current assets	19,180,501	44,656,273

Property and equipment, net	4,296,034	1,031,999

Other Assets:
Goodwill	45,026,583	45,026,583
Intangible assets, net	29,612,392	25,169,489
Long-term equity investment	1,500,000	500,000
Lease deposits	218,206	218,206
Operating lease right of use assets	3,182,266	836,025
Total other assets	79,539,447	71,750,303
Total assets	$103,015,982	$117,438,575

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities:
Accounts payable	$3,398,477	$2,411,085
Operating lease liabilities	698,217	550,525
Accrued expenses and other current liabilities	1,862,812	1,149,907
Deferred revenue	343,944	512,397
Total current liabilities	6,303,450	4,623,914

Long-Term Liabilities:
Notes payable	300,000	300,000
Accrued interest	38,481	40,152
Operating lease liabilities, net of current	2,571,353	241,677
Total long-term liabilities	2,909,834	581,829
Total liabilities	9,213,284	5,205,743

Stockholders’ Equity
Common stock - par value $0.0001	4,268	4,099
Additional paid in capital	209,051,984	192,502,122
Accumulated deficit	(115,253,554)	(80,273,389)
Total stockholders’ equity	93,802,698	112,232,832
Total liabilities and stockholders’ equity	$103,015,982	$117,438,575

ONDAS HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2022	2021	2022	2021

Revenues, net	$632,489	$283,329	$1,646,905	$2,335,525
Cost of goods sold	233,001	269,716	806,571	1,405,741
Gross profit	399,488	13,613	840,334	929,784

Operating expenses:
General and administration	7,362,274	2,721,785	18,727,626	7,625,909
Sales and marketing	792,613	424,992	2,210,021	808,513
Research and development	5,793,345	1,780,187	14,815,852	3,428,406
Total operating expenses	13,948,232	4,926,964	35,753,499	11,862,828

Operating loss	(13,548,744)	(4,913,351)	(34,913,165)	(10,933,044)

Other income (expense)	(21,392)	-	(32,655)	618,781
Interest income	-	3,953	-	11,579
Interest expense	(8,205)	(4,874)	(34,345)	(571,473)
Total other income (expense)	(29,597)	(921)	(67,000)	58,887

Net loss	(13,578,341)	(4,914,272)	(34,980,165)	(10,874,157)

Net loss per share - basic and diluted	$(0.32)	$(0.13)	$(0.83)	$(0.34)

Weighted average number of common shares outstanding, basic and diluted	42,661,607	38,837,940	41,946,041	31,707,964

ONDAS HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Nine Months Ended
	September 30,
	2022	2021

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(34,980,165)	$(10,874,157)
Adjustments to reconcile net loss to net cash flows used in operating activities:
Depreciation	280,195	77,825
Amortization of debt discount	-	120,712
PPP Loan forgiveness	-	(666,091)
Amortization of intangible assets	2,726,295	682,239
Amortization of right of use asset	633,110	166,580
Loss on Intellectual Property	11,095	-
Stock-based compensation	4,366,734	1,955,073
Changes in operating assets and liabilities:
Accounts receivable	392,036	(1,165,219)
Inventory	(253,471)	(132,231)
Other current assets	(244,800)	101,148
Accounts payable	987,392	(577,269)
Deferred revenue	(168,453)	173,377
Operating lease liability	(451,542)	(155,963)
Accrued expenses and other current liabilities	502,901	(1,329,680)
Net cash flows used in operating activities	(26,198,673)	(11,623,656)

CASH FLOWS FROM INVESTING ACTIVITIES
Patent costs	(29,678)	(14,111)
Purchase of property and equipment	(3,525,724)	(80,358)
Cash paid for Ardenna Inc. asset acquisition	(900,000)
Purchase of American Robotics, Inc., net of cash acquired	-	(8,528,844)
Cash paid for Field of View LLC asset acquisition	(41,667)
Security deposit	-	(61,423)
Investment in Dynam AI	(1,000,000)	-
Net cash flows used in investing activities	(5,497,069)	(8,684,736)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of warrants/options	64,909	1,344,895
Proceeds from 2021 Public Offering, net of costs	-	47,523,569
Proceeds from sale of shares under ATM agreement	6,099,267	-
Payments on loan payable	-	(7,124,278)
Net cash flows provided by financing activities	6,164,176	41,744,186

Increase (decrease) in cash and cash equivalents	(25,531,566)	21,435,794
Cash and cash equivalents, beginning of period	40,815,123	26,060,733
Cash and cash equivalents, end of period	$15,283,557	$47,496,527